

Mail Stop 7010

June 6, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Si Chen, Chief Executive Officer
American Lorain Corporation
Beihuan Road
Junan County
Shandong, China 276600

> **Re:** **American Lorain Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 15, 2008**
> **File No. 333-145260**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to our prior comment 2 and that you have filed your Form 10-Q for the quarter ended March 31, 2008. Please update your Form S-1 to include your interim financial information and as otherwise necessary to reflect current information. Please ensure that all information in your filing is updated, such as the disclosure in the risk factor "We may be unable to manage future rapid growth."

2.   We note your response to our prior comment 3 and the risk factor that you added
        entitled "We do not have any independent directors and may be unable to appoint
        any in the short term," on page 11. It appears that the risk factor repeats information
        regarding Mr. Chen's ability to approve related party transactions. You should
        delete any redundant disclosure. In addition, expand your discussion to address Mr.
        Chen's ability to approve his own compensation.

3.   We note your response to our prior comment 7, and your long term plans to expand
        into the US. Please discuss these expansion plans elsewhere in your prospectus as
        appropriate.

The Company, page 2

4.   We note your response to our prior comment 8 and reissue it in part. It is not clear
        from the chart the ownership of Junan Hongrun. It appears that it is owned by both
        International Holding Inc. and Beijing Lorain. Add a footnote to the chart in each
        place that it appears in the prospectus that explains that Junan Hongrun owns 70%
        of Beijing Lorain, or revise the chart to display Beijing Lorain below Junan
        Hongrun to signify which party owns the other.

Risk Factors, page 5

"We are subject to credit risk in respect of account receivables," page 10

5.   Please explain this statement (emphasis added) and the one immediately preceding:
        "Our third party trade receivables increased materially during year 2007 to
        $6,322,476 compared to $11,805,231 during 2006 due to increased sales." In
        addition, expand this risk factor to discuss the payment delays of your creditors
        notwithstanding your shortened credit terms, as well as the "procrastinated
        payments" of some of your large customers and how you have been affected by
        these, as disclosed on page 32.

Regulatory Risk

We may be exposed to potential risk relating to our internal controls over financial
reporting …, page 12

6.   You explain that a report from your management on the effectiveness of your
        internal controls over financial reporting is "…included under Item 9A of this
        Annual Report on Form 10-K." As this is not an annual report on Form 10-K, and
        no such report is included, please revise as necessary.

Selected Quarterly Financial Information, page 22

7. In the introductory paragraph preceding the tables, you explain that "The following tables set forth certain unaudited financial information for each of the eight quarters ended December 31, 2006 and the first, second and third quarters through September 30, 2007." However, we note that within the tables, you present information for the twelve quarters ended December 31, 2007. Please modify this statement to correspond to the actual periods presented in the table.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 23

8. We note your response to our prior comment 9 and reissue it in part. Supplementally, provide us with copies of documentation from independent third parties that supports the following claims, marked to show where in the document the support can be found, or else remove the claims from the prospectus:

    •   that your MREs are a "favorable choice" of the army;

    •   that your steamed chestnut in shell product was called "the revolution of traditional cooking method of chestnut" in Japan;

    •   that some initial research indicates that the extracted sugar from a chestnut's inner skin is effective in preventing diabetes; and

    •   that the chestnut market is a $2.1 billion industry worldwide and a $800 million industry in China.

9. We note your statement that by ameliorating the traditional cooking method you produce high value-added processed chestnut products such as Steamed Chestnut in Shell, Sweet Heart Chestnut, chestnut in syrup and "so on." Explain what you mean by the phrase "so on," or else remove it.

10. Explain further your statement that "[m]any varieties are not replicable by our Chinese industrial peels."

Results of Operations

Year ended December 31, 2006 Compared to Year ended December 31, 2005, page 30

11. We note your response to our prior comment 11 and reissue it in part. When you attribute a change to more than one factor, quantify each factor's contribution. For example, we note that the increase in net revenue for the year ended December 31,

2007 was "mainly attributable" to increased market demand for your products domestically. To the extent practicable, quantify this factor's contribution. Discuss the other factors that led to an increase in your net revenues.

Liquidity and Capital Resources

General, page 31

12. We note your response to our prior comment 12 and reissue it in part. You state that you expect to complete a debt financing in 2008 and raise $40 million. However, the uses of the proceeds exceed $40 million. Explain how you will fund the remaining uses. Provide the timing for the completion of the activities you list. We also note that on page 45 you indicate that by the end of 2008 you plan to increase total storage capacity to 25,450 metric tons. State the cost of this expansion and how you will pay for it. Finally, you state that you have cash and cash equivalents of $879 million. Please advise.

13. We note your response to our prior comment 13. We note that all of your outstanding debt has matured or will mature by the end of 2008. Explain whether you intend to refinance this debt and if so, the anticipated terms of any refinancing.

14. On several occasions throughout your explanation of changes in cash flows from year to year, and within your table, we note inconsistencies between cash flows provided by, or (used in) activities. For example, within operating activities you state that "Net cash used in operating activities was $3.6 million for 2007". However, the table presents cash flows provided by operating activities for 2007 of $3.6 million. Please review your disclosures and modify as necessary to be consistent.

We also note that when you discuss the change in cash flows from year to year, the amount of the change does not appear to reconcile to your statements of cash flows. For example, within operating activities, you explain that from 2006 to 2007 there was a decrease of $4.4 million in cash flows from operating activities. However, we note the decrease was actually $11.6 million; from cash provided by operating activities of $8.0 million in 2006, to cash used in operating activities of $3.6 million for 2007. Please review your disclosures and modify as necessary.

Loan Facilities, page 32

15. We note your table presents amounts and maturity dates of loans as of March 31, 2008. We note your reference to footnote one which explains that the loans identified were disbursed under a special aid development program and are not considered to be in default. However, we note several other loans that have stated

maturity dates prior to March 31, 2008. Please tell us and disclose if these loans are considered to be in default.

16. We note your disclosure that "As shown in the above table, we have $21.6 million in loans maturing on or before the end of March 31, 2008." This statement does not appear to be consistent with the stated maturities presented in the table. Please revise as necessary to be consistent.

Corporate Structure and History

Acquisition of Lorain Holding and Related Equity Financing transaction, page 37

17. We note your responses to our prior comments 15 and 16. Please put your responses in the prospectus.

Intellectual Property

Patents, page 51

18. We note your response to our prior comment 17. Please put your response in the prospectus.

Executive Compensation

Elements of Compensation

Base Salary, page 56

19. We note your responses to our prior comments 18 and 19. Please put your responses in the prospectus.

20. You state that 45% of base salary is based on an individual's performance. Please state in the prospectus the performance goals for each officer and whether each one achieved such goals.

Employment Agreements, page 58

21. We note your response to our prior comment 20 and reissue it. In addition there appears to be a discrepancy between the RMB salary amounts you show on page 56 and the amounts in this section. Please advise.

Certain Relationships and Related Transactions, page 59

22. We note your response to our prior comment 21. Describe the material terms of the August 2006 acquisition, including the nature of the interests bought, the price paid and how it was determined, who approved the terms of the transaction and whether it was on terms obtainable from a third party. File as exhibits all documentation related to such purchase.

23. For each other transaction, state whether it was on terms obtainable from third parties.

24. State whether you have a written conflicts of interest policy. If so, describe its material terms. If not, provide a risk factor to investors regarding the lack of such a policy.

Financial Statements

General

25. In response to comment four from our letter dated March 18, 2008 you provided a condensed balance sheet as of December 31, 2007 and 2006 for American Lorain (formerly Millennium Quest) to comply with the requirements of Rule 5-04 of Regulation S-X. Please note that Schedule I of Rule 5-04 refers to the requirements provided in Rule 12-04 of Regulation S-X. Rule 12-04 of Regulation S-X requires you to provide condensed financial information as to financial position, cash flows and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required, and requires disclosures regarding material contingencies, long-term obligations and guarantees.

    Such schedule should be audited, and included within your independent auditors report on your consolidated financial statements, and is generally presented subsequent to the notes to the financial statements so as to not be confusing or misleading to users of the financial statements. Please contact us at the numbers listed at the end of this letter if you have questions regarding the requirements of Schedule I of Rule 5-04.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

(b) Principles of Consolidation, page F-9

26. Immediately preceding your table of consolidating subsidiaries, you state "As of December 31, 2006, the detailed identities of the consolidating subsidiaries are as follows:".   Please revise your table to be as of December 31, 2007.

(q) Retirement Benefits, page F-12

27. You state that your contributions under defined contribution retirement plans are "…charged to the pro forma consolidated statement of income as incurred." Please explain why you charge these costs to the pro forma consolidated statement of income.

(v) Earnings per Share, page F-13

28. You state that "During the years ended 2007, 2006, and 2005 no dilutive potential ordinary shares were issued." Please tell us why there is a difference between the number of weighted average shares outstanding used in the calculation of basic and diluted earnings per share for 2007, as presented on your Consolidated Statements of Income, on page F-4.

Exhibit 15

29. In response to prior comment 29, you provided a revised acknowledgement letter from your independent public accounting firm that refers to the proper date of the auditors report for the three and nine months ended September 30, 2007. However, financial statements for such period are no longer included in the document; therefore an acknowledgement letter covering such period does not appear to be required with respect to the report for the interim periods ended September 30, 2007. . Please refer to Item 601(b)(15) of Regulation S-K for additional guidance.

Exhibit 23.3

30. The consent from your independent public accounting firm consents to inclusion in your registration statement of their reports dated October 21, 2007, March 1, 2007, and February 26, 2008. It is not clear why your independent public accounting firm has consented to use of their reports dated October 21, 2007 and March 1, 2007. Please provide a consent that specifically addresses the audit reports that are included in your most recent registration statement.

Exhibits 5.1 and 5.2

31. The opinions of counsel that you have filed are limited to Delaware General
     Corporation law. Counsel must also opine on applicable Delaware judicial
     opinions. Obtain and re-file revised opinions of counsel that are not so limited.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

        should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

        the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

        the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the
        federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding the accounting comments. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: M. Wojciechowski
        J. Davis
        D. Levy